Mail Stop 4561

February 20, 2009

By U.S. Mail and Facsimile to: (866) 748-6978

Mr. Mathew Roslin
Executive Vice President and Chief Legal Officer
Flagstar Bancorp, Inc.
5151 Corporate Drive
Troy, MI 48098

> **Re: Flagstar Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 13, 2009**
> **File No. 001-16577**

Dear Mr. Roslin:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1.   Please disclose any material conditions to the closing of the TARP transaction on January 30, 2009.

2.   On page 2, please indicate the price per share paid by the Individual Investors for the Investor Common Stock that was purchased for an aggregate purchase price of $5.32 million.

3.   In the section "How will the Investors vote?" on page 6 and elsewhere throughout the

       document as necessary, please explain more fully why a separate voting standard is required for the passage of Proposal 1 as compared to the voting standard of Proposals 2 through 8.

4.   On page 10 and elsewhere in the narrative discussion of the use of proceeds, please include information regarding the Bank's use of proceeds since its receipt of funds that is consistent with the disclosures and assumptions made in its pro forma financial information.

5.   Please disclose on page 13 whether the Company has filed the agreements the Company has entered into with its senior executive officers that are subject to the limitations on executive compensation in the TARP Capital Purchase Program with the Commission and as appropriate, please provide a reference to where such agreements have been filed. Please refer to Item 5.02(e) of Form 8-K.

6.   It appears that footnotes, including footnote (j) to the Security Ownership of Certain Beneficial Owners has been omitted. Please revise as appropriate.

7.   In accordance with Item 3-12 of Regulation S-X, please revise to include financial statements and pro forma financial information for and as of the year ended December 31, 2008.

8.   In the Company's disclosure of pro forma information, please provide a separate column for the pro forma adjustments made for each of the Company's capital raises discussed in the proxy statement.

Closing Comments

      As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney